MortgageIT Holdings Inc.
33 Maiden Lane
New York, NY 10038
(212) 651-7700

September 6, 2006

Via Facsimile

Mr. Daniel H. Morris
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Re: MortgageIT Securities Corp.
Registration Statement on Form S-3
Filed January 26, 2006

Dear Mr. Morris:

In connection with the above-captioned registration statement, we wish to advise you that we hereby request that the effective date of such registration statement be accelerated so that the same will become effective on September 7, 2006 at 5:00 p.m. EST or as soon as practicable thereafter.

The registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MORTGAGEIT SECURITIES CORP.

By: /s/ Doug W. Naidus
Name:	Doug W. Naidus
                                              Title:   President